UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES
EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934.
Commission File Number 000-27597
NAVISITE, INC.

(Exact name of registrant as specified in its charter)
400 Minuteman Road
Andover, Massachusetts 01810
(978) 682-8300

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Common Stock, par value $.01 per share

(Title of each class of securities covered by this Form)
N/A

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☑
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
     Approximate number of holders of record as of the certification or notice date: One.*
*On April 21, 2011, NaviSite, Inc., a Delaware corporation (the “Company”), completed its merger (the “Merger”) pursuant to the Agreement and Plan of Merger (the “Merger Agreement”), dated as of February 1, 2011, by and among Time Warner Cable Inc., a Delaware corporation (“Parent”), Avatar Merger Sub Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), and the Company. Pursuant to the Merger Agreement, Merger Sub merged with and into the Company, with the Company surviving the Merger as a wholly owned subsidiary of Parent.
     Pursuant to the requirements of the Securities Exchange Act of 1934, NaviSite, Inc., has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: May 5, 2011	By:	/s/ James W. Pluntze
		Name:	James W. Pluntze
		Title:	Chief Financial Officer